                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended





                          Distribuidora de Gas Natural
                       del Estado de Mexico, S.A. de C.V.
                              Manuel Salazar No. 41
                                San Juan Tlkuaca
                                     Mexico
                        --------------------------------
                        (Name of foreign utility company)





                             Texas Utilities Company
                    -----------------------------------------
                   (Name of filing company if filed on behalf
                          of a foreign utility company)


 This Commission is requested to mail copies of all communications relating to this Notification to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                             1601 Bryan, 30th Floor
                               Dallas, Texas 75201


                                 August 19, 1998


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         Texas Utilities Company (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission (the "Commission") that Distribuidora de Gas Natural del Estado de Mexico, S.A. de C.V. ("Diganamex") is, and on behalf of Diganamex claims status for Diganamex as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Act. The Company, through a wholly-owned subsidiary company (other than the Company's existing domestic public utility companies), intends to acquire an interest in Diganamex.

ITEM 1. STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility company status is Distribuidora de Gas Natural del Estado de Mexico, S.A. de C.V., a corporation incorporated in Mexico, the business address of which is Manuel Salazar No. 41, Col. San Juan Tlkuaca, Mexico. Distribuidora de Gas Natural del Estado de Mexico, S.A. de C.V. ("Diganamex") owns and operates a natural gas distribution system in the Mexico City, Mexico metropolitan area.

         Pemex-Gas y Petroquimica Basica ("PGPB"), a wholly-owned subsidiary of Petroleos Mexicanos ("PEMEX"), presently holds 33,498 common, registered Series A shares of Diganamex, which represents an aggregate interest of 99.9% of Diganamex. PGPB owns all of the issued and outstanding Series B shares of Diganamex. The Mexican government intends to privatize the existing natural gas distribution system in the Mexico City, Mexico metropolitan area (the "PGPB-Diganamex System") by dividing the PGPB-Diganamex System into two separate systems: the Federal District Geographic Zone (the "D.F. System") and the system serving the Valle de Cuautitlan-Texcoco Geographic Zone (the "Valle System"). Lone Star Gas International, Inc. ("LSGI"), an indirect subsidiary of the Company, together with two unaffiliated companies, Grupo Diavaz, S.A. de C.V. ("Grupo Diavaz") and Controladora Comercial e Industrial, S.A. de C.V. ("Controladora"), both organized under the laws of Mexico and owned primarily by Mexican investors (together with LSGI the "LSGI Consortium"), submitted the successful bid to acquire the D.F. System. The transfer of the D.F. System will be carried out through (i) the sale of all the shares representative of the corporate capital of Diganamex to Servicio de Energia de Mexico, S.A. de C.V. ("SEMSA"), an entity owned by the members of the LSGI Consortium; and
         (ii) the sale of the distribution assets of PGPB located in the Federal District to Diganamex and the grant of surface rights where said assets are located and, eventually, their transfer to Diganamex. LSGI will initially acquire approximately a 70% interest in SEMSA, with the remaining 30% split equally between Controladora and Grupo Diavaz.

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR DIGANAMEX - PAGE 2

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         Diganamex owns and will own facilities for the distribution of natural gas in the Federal District Zone, and will have an exclusive permit from the Comision Reguladora de Energia de Mexico to distribute natural gas to consumers in the relevant area. The Federal District Zone is comprised of the core of Mexico City, including the central business district. The Federal District Zone covers 589 square miles, and contains 9 million inhabitants comprising 1.9 million households. The D.F. System currently serves approximately 98,000 customers with approximately 17 Bcf of natural gas per year. The D.F. System consists of approximately 528 miles of pipeline, comprised of steel, polyethylene, copper and PVC pipeline. The D.F. System also includes associated meter stations, delivery meters, regulator stations, odorizers, rectifiers and valves. Diganamex will also own two high-pressure pipelines receiving gas at the city-gate, one 24-inch and one 14-inch pipeline.

ITEM 2. STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

         When Diganamex becomes a subsidiary company of the Company, the domestic associate public-utility companies of Diganamex will be Texas Utilities Electric Company ("TU Electric"), Southwestern Electric Service Company ("SESCO"), and Lone Star Gas Company ("LSG"), an unincorporated division of ENSERCH Corporation. The only relationship among TU Electric, SESCO, LSG and Diganamex will be that their ultimate holding company is the Company. The Company indirectly owns all the outstanding voting stock of TU Electric, SESCO, and ENSERCH Corporation. TU Electric will not pay any portion of the purchase price. SESCO will not pay any portion of the purchase price. LSG will not pay any portion of the purchase price.

EXHIBIT A. IF APPLICABLE, THE STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(a)(2) OF THE ACT. CERTIFICATION(S) PREVIOUSLY FILED WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. IF THE CERTIFICATION(S) IS NOT AVAILABLE AT THE TIME OF FILING THE FORM U-57, SO STATE, AND UNDERTAKE TO FILE SUCH CERTIFICATION AS AN AMENDMENT WHEN AVAILABLE; HOWEVER, FOREIGN UTILITY COMPANY STATUS WILL NOT BE DEEMED OBTAINED UNTIL ALL REQUIRED CERTIFICATION(S) HAVE BEEN FILED.

         The Public Utility Commission of Texas certification letter dated August 12, 1998 is hereby filed with the Commission and is incorporated herein by reference. A true and correct copy is attached hereto as Exhibit A-1. The Railroad Commission of Texas certification letter dated February 4, 1998, and filed with the Commission on or about February 17, 1998, is incorporated herein by reference. A true and correct copy is attached hereto as Exhibit A-2.

NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR DIGANAMEX - PAGE 3

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                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               TEXAS UTILITIES COMPANY


                                      By:      /s/ Peter B. Tinkham
                                               Peter B. Tinkham
                                               Secretary/Assistant Treasurer

Date:    August 19, 1998












NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR DIGANAMEX - PAGE 4

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                                   EXHIBIT A-1




                [PUBLIC UTILITY COMMISSION OF TEXAS LETTERHEAD]
[LOGO OF SEAL
   OF TEXAS
APPEARS HERE]








                                 August 12, 1998




Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Katz:

         Texas Utilities Company ("TXU"), a Texas corporation, has advised the Public Utility Commission of Texas ("PUC") that it is considering acquisition, through a wholly owned subsidiary company (other than Texas Utilities Electric Company ("TUEC") or Southwestern Electric Service Company ("SESCO")), of a company that would be a subsidiary of the acquiring subsidiary and that is a natural gas distribution system serving an area defined by the Comision Reguladora de Energia de Mexico as the Mexico Federal District Geographic Zone ("D.F. System"). The D.F. System is a foreign utility company ("FUCO") as defined in section 33(a)(3) of the Public Utility Holding Company Act of 1935 (15 U.S.C.A. Section 79 et seq.) (PUHCA). In connection with such acquisition, TXU has requested that the PUC provide to you the certification contemplated in section 33(a)(2) of the PUHCA, which section was added to that Act by section 715 of the Energy Policy Act of 1992.

         As the state Commission having jurisdiction over the retail electric rates of TXU's electric-utility subsidiaries, TUEC and SESCO, please be advised that the PUC:

         (i) has the authority and resources to protect the ratepayers of TUEC and SESCO; and,

         (ii)     intends to exercise such authority.


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Page 2
August 12, 1998
J.G. Katz


                                  - continued -


 This certification applies only to the potential investment in the D.F. System.

                                          Sincerely,

                                          PUBLIC UTILITY COMMISSION OF TEXAS




                                          /s/ Pat Wood, III
                                          Pat Wood, III, Chairman


                                          /s/ Judy Walsh
                                          Judy Walsh, Commissioner



cc:      Office of Public Utility Regulation
         Securities and Exchange Commission



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                                  EXHIBIT A-2

                                [LOGO OF SEAL OF
                                     TEXAS]


                   [RAILROAD COMMISSION OF TEXAS LETTERHEAD]




February 4, 1998

Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Dear Mr. Katz,

         Texas Utilities Company ("Texas Utilities") has advised the Railroad Commission of Texas ("Commission") that a subsidiary of Texas Utilities is considering acquisition of The Energy Group PLC, a foreign utility company operating in England and Wales. In connection with such activities, Texas Utilities has requested that the Commission provide you with the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79 et seq.).

         As the State Commission having jurisdiction over the wholesale and retail gas rates of Texas Utilities and its subsidiaries, the Commission hereby certifies that it:

                  i.) has the authority and resources to protect the ratepayers of Texas Utilities and its subsidiaries subject to Commission jurisdiction, and

                  ii.)   intends to exercise such authority.

         This certification is intended to be applicable with respect to the above described transaction and such other foreign utility company ventures in which Texas Utilities or its subsidiaries may seek to obtain an ownership interest, but is conditioned on and subject to being revised or withdrawn as to any future acquisitions. Texas Utilities has represented that it will timely inform this Commission of any efforts by it or its subsidiaries to seek ownership interest in other foreign utility companies.

Sincerely,

/s/ R.L. Kitchens
----------------------------------------------
Ronald L. Kitchens
Director, Gas Services Division
On behalf of the Railroad Commission of Texas

cc: Office of Public Utility Regulation
    Securities and Exchange Commission
    450 Fifth Street, NW
    Washington, D.C. 20549